OPPENHEIMER MULTI-SECTOR INCOME TRUST

             OFFICERS AND TRUSTEES
             Leon Levy, Chairman of the Board of Trustees
             Leo Cherne, Trustee
             Edmund T. Delaney, Trustee
             Robert G. Galli, Trustee
             Benjamin Lipstein, Trustee
             Elizabeth B. Moynihan, Trustee
             Kenneth A. Randall, Trustee
             Edward V. Regan, Trustee
             Russell S. Reynolds, Jr., Trustee
             Sidney M. Robbins, Trustee
             Donald W. Spiro, Trustee and President
             Pauline Trigere, Trustee
             Clayton K. Yeutter, Trustee
             Robert E. Patterson, Vice President
             Thomas P. Reedy, Vice President
             Ashwin K. Vasan, Vice President
             Carol E. Wolf, Vice President
             Arthur J. Zimmer, Vice President
             George C. Bowen, Treasurer
             Lynn M. Coluccy, Assistant Treasurer
             Andrew J. Donohue, Secretary
             Robert G. Zack, Assistant Secretary

             INVESTMENT ADVISER
             Oppenheimer Management Corporation

             ADMINISTRATOR
             Mitchell Hutchins Asset Management Inc.

             TRANSFER AGENT AND REGISTRAR
             Shareholder Financial Services, Inc.

             CUSTODIAN OF PORTFOLIO SECURITIES
             The Bank of New York

             INDEPENDENT AUDITORS
             KPMG Peat Marwick

             LEGAL COUNSEL
             Gordon Altman Butowsky Weitzen Shalov &
               Wein

                 This is a copy of a report to shareholders of Oppenheimer Multi-Sector Income Trust. It does not offer for sale or solicit orders to buy any securities.

                 Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940 that periodically the Trust may purchase its shares of beneficial interest in the open market at prevailing market prices.

RA680/(10/93) M Printed on recycled paper

             1993 ANNUAL REPORT

- ---------------
             O P P E N H E I M E R

     MULTI-SECTOR
     INCOME TRUST

             OCTOBER 31, 1993

REPORT TO SHAREHOLDERS:

Oppenheimer Multi-Sector Income Trust produced an annualized dividend yield of 8.85% for the month ended October 31, 1993.(1) During the past twelve months, the Trust's total return at net asset value was 15.11%.(2)

The Trust seeks high current income consistent with preservation of capital and has a secondary emphasis on capital appreciation. In keeping with its flexible investment strategy, the Trust's managers seek high yields in different economic environments by shifting assets among the various fixed income sectors described below. As of October 31, 1993, the Trust's portfolio was allocated as follows:(3)

 8.2%  U.S. government obligations
49.1%  Corporate bonds, notes and stocks
22.4%  Foreign fixed income securities
14.6%  Mortgage-backed securities
 1.3%  Convertible securities
 1.3%  Municipal securities
 3.1%  Money market instruments

U.S. interest rates continued to decline throughout 1993 and the U.S. economy has remained in a slow growth mode. Many economies overseas appear poised to rebound from recession, and in Europe, we believe that there is a strong likelihood that interest rates will fall causing prices of some existing bond investments to rise.

In addition to offering attractive yields, many of the high yield corporate bonds in the Trust's portfolio have appreciated in price as the U.S. economic recovery has helped corporations increase profits and strengthen balance sheets. In particular, the Trust has increased its holdings in the broadcast and media sector which we expect will experience rapid growth.

We continue to diversify the Trust's holdings in the foreign sector, particularly in emerging markets where growth rates in many cases are higher than in the U.S. The Trust's holdings are distributed across three broad regions -- Europe, the "Dollar bloc" countries of Australia, Canada and New Zealand, and emerging markets. We are maintaining a relatively short average maturity in these investments to help guard against the risks of a rise in interest rates, which would cause the value of bond investments to fall.

We took advantage of the rise in price of long-term U.S. Treasuries and sold a portion of the Fund's investments in these securities. This strategy reduced the average maturity of the Fund's U.S. government investments, helping to limit the risks associated with a rise in interest rates.

Thank you for your confidence in Oppenheimer Multi-Sector Income Trust. We will continue to monitor the market conditions closely to seek out the best opportunities for the Trust.

Sincerely,


Donald W. Spiro
President -- Oppenheimer Multi-Sector
   Income Trust

November 19, 1993


(1) Dividend yield was calculated by annualizing the October dividend of $.083 per share and dividing that amount by the 10/29/93 closing price on The New York Stock Exchange of $11.25 per share.

(2) Based on the change in net asset value per share from 10/31/92 to 10/31/93, with all dividends reinvested. Brokerage costs and taxes were not considered. Past performance does not guarantee future results.

(3) Portfolio allocations are subject to change.

STATEMENT OF INVESTMENTS October 31, 1993
Oppenheimer Multi-Sector Income Trust

      Face                                                                                                       Market
     Amount                                                                                                   Value-Note 1
- -----------------                                                                                             -------------
                   MONEY MARKET SECTOR--3.0%
$       9,400,000  Repurchase agreement with J.P. Morgan Securities, Inc., 2.93%, dated 10/29/93 and maturing 11/1/93, collateralized by U.S. Treasury Bills, 3.16%, 4/14/94, with a value
                     of $9,597,222 (Cost $9,400,000)........................................................  $   9,400,000
                                                                                                              -------------
                   U.S. GOVERNMENT SECTOR--7.7%
                   U.S. Treasury Nts.:
        8,000,000  13.125%, 5/15/94.........................................................................      8,424,960
       15,000,000  12.625%, 8/15/94.........................................................................     16,078,049
                                                                                                              -------------
                   Total U.S. Government Sector (Cost $24,851,797)..........................................     24,503,009
                                                                                                              -------------
                   CONVERTIBLE SECTOR--1.2%
                   CORPORATE BONDS AND NOTES--.1%
          164,000  Mesa Capital Corp., 0%/12.75% Cv. Disc. Nts., 6/30/98(1).................................        316,520
                                                                                                              -------------

      Units
- -----------------
                   RIGHTS, WARRANTS AND CERTIFICATES--.4%
          206,158  Gaylord Container Corp. Wts., Exp. 7/96..................................................        515,395
            3,810  Hollywood Casino Corp. Wts., Exp. 4/98...................................................        685,714
            7,797  Purity Supreme, Inc. Wts., Exp. 8/97(3)..................................................            156
           20,000  Triangle Wire & Cable, Inc. Wts., Exp. 1/98(3)...........................................            200
                                                                                                              -------------
                                                                                                                  1,201,465
                                                                                                              -------------

     Shares
- -----------------
                   PREFERRED STOCKS--.7%
           50,000  Unisys Corp., $3.75 Cv., Series A........................................................      2,381,250
                                                                                                              -------------
                   Total Convertible Sector (Cost $2,502,030)...............................................      3,899,235
                                                                                                              -------------
                   CORPORATE SECTOR--46.5%
                   COMMON STOCKS--1.6%
           73,994  Gillett Holdings, Inc., Cl. 1(3).........................................................      1,646,367
            1,654  Host Marriott Corp.......................................................................         12,198
           40,000  Insilco Corp. *..........................................................................        490,000
           74,285  Leaseway Transportation Corp.............................................................      1,114,275
           16,450  LFC Holding Corp. *......................................................................        257,031
            1,654  Marriott International, Inc..............................................................         43,418
          152,712  Petrolane, Inc., Cl. B...................................................................      1,527,120
                                                                                                              -------------
                                                                                                                  5,090,409
                                                                                                              -------------

      Face
     Amount
- -----------------
                   CORPORATE BONDS AND NOTES--44.9%
                   AEROSPACE/DEFENSE--1.0%
$       4,000,000  GPA Delaware, Inc., 8.75% Gtd. Nts., 12/15/98............................................      3,110,000
                                                                                                              -------------
                   BROADCAST MEDIA/CABLE TV--3.7%
          500,000  Cablevision Systems Corp., 10.75% Sr. Sub. Debs., 4/1/04.................................        562,500
        3,000,000  Continental Cablevision, Inc., 9.50% Sr. Debs., 8/1/13...................................      3,375,000
        2,600,000  International Cabletel, Inc., 0%/10.875% Sr. Def. Cpn. Nts., 10/15/03(1).................      1,664,000
        7,100,000  Panamsat LP/Panamsat Capital Corp., 0%/11.375% Sr. Sub. Disc. Nts., 8/1/03(1)............      4,615,000
        1,300,000  Univision Television Group, Inc., 11.75% Sr. Sub. Nts., 1/15/01..........................      1,423,500
                                                                                                              -------------
                                                                                                                 11,640,000
                                                                                                              -------------

Oppenheimer Multi-Sector Income Trust

                CORPORATE SECTOR (CONTINUED)
                CORPORATE BONDS AND NOTES (CONTINUED)
                BUILDING MATERIALS--3.5%                                                   Market
     Face                                                                                Value-Note
    Amount                                                                                   1
- --------------                                                                           ----------
$    3,000,000  American Standard, Inc., 9.875% Sr. Sub. Nts., 6/1/01..................  $3,045,000
     3,000,000  Pacific Lumber Co., 10.50% Sr. Nts., 3/1/03............................   3,052,500
     2,000,000  Triangle Wire & Cable, Inc., 13.50% Sr. Nts., 1/15/02(3)...............     480,000
                USG Corp.:
     3,000,000  10.25% Sr. Sec. Nts., 12/15/02.........................................   3,086,250
     1,500,000  8.75% Debs., 3/1/17....................................................   1,391,250
                                                                                         ----------
                                                                                         11,055,000
                                                                                         ----------
                CONSUMER GOODS--MANUFACTURING--3.3%
     2,000,000  Amstar Corp., 11.375% Sr. Sub. Nts., 2/15/97...........................   2,050,000
     4,900,000  Coleman Holdings, Inc., 0% Sr. Sec. Disc. Nts., 5/27/98(3).............   3,080,875
     1,000,000  Interco, Inc., 9% Sec. Nts., Series B, 6/1/04(3).......................     985,000
       750,000  MacAndrews & Forbes Group, Inc., 12.25% Sub. Debs., 7/1/96.............     778,125
       750,000  MacAndrews & Forbes Holdings, Inc., 13% Sub. Debs., 3/1/99.............     754,688
     3,000,000  Revlon Consumer Products Corp., 10.50% Sr. Sub. Nts., 2/15/03..........   2,910,000
                                                                                         ----------
                                                                                         10,558,688
                                                                                         ----------
                CONTAINERS--METAL AND GLASS--.9%
     3,000,000  Calmar, Inc., 12% Sr. Sec. Nts., 12/15/97..............................   3,000,000
                                                                                         ----------
                CONTAINERS--PAPER--2.0%
                Gaylord Container Corp.:
     2,100,000  11.50% Sr. Nts., 5/15/01...............................................   2,126,250
     1,700,000  0%/12.75% Sr. Sub. Disc. Debs., 5/15/05(1).............................   1,226,125
     3,000,000  Sweetheart Cup Co., Inc., 10.50% Sr. Sub. Nts., 9/1/03.................   3,135,000
                                                                                         ----------
                                                                                          6,487,375
                                                                                         ----------
                FINANCIAL/INSURANCE--2.1%
     2,000,000  Card Establishment Services, Inc., 10% Sr. Sub. Nts., 10/1/03(3).......   2,075,000
     2,000,000  Hellicon Group, 9% Sr. Sec. Nts., 11/1/03(3)...........................   1,925,000
                Navistar Financial Corp.:
     1,500,000  9.75% Medium-Term Nts., 8/15/95........................................   1,585,725
     1,000,000  9.50% Medium-Term Nts., 6/1/96.........................................   1,057,420
                                                                                         ----------
                                                                                          6,643,145
                                                                                         ----------
                FOOD AND RESTAURANTS--5.5%
     2,500,000  American Restaurant Group, Inc., 12% Gtd. Sr. Sec. Nts., 9/15/98.......   2,496,875
     2,750,000  Di Giorgio Corp., 12% Sr. Nts., 2/15/03................................   2,939,063
     2,100,000  Flagstar Corp., 10.75% Sr. Nts., 9/15/01...............................   2,155,125
     1,350,000  Foodmaker, Inc., 14.25% Sr. Sub. Nts., 5/15/98.........................   1,451,250
                Restaurant Enterprises Group, Inc.:
     1,350,000  12.25% Sr. Sub. Nts., 12/15/96 *.......................................   1,228,500
     4,600,000  12.75% Sub. Nts., 12/15/98 *...........................................   2,150,500
     2,500,000  Royal Crown Corp., 9.75% Sr. Sec. Nts., 8/1/00.........................   2,559,375
     2,500,000  Specialty Foods Corp., 10.75% Sr. Nts., 8/15/01(3).....................   2,537,500
                                                                                         ----------
                                                                                         17,518,188
                                                                                         ----------

Oppenheimer Multi-Sector Income Trust

                CORPORATE SECTOR (CONTINUED)
                CORPORATE BONDS AND NOTES (CONTINUED)
                GAMING/HOTELS--1.2%                                                        Market
     Face                                                                                Value-Note
    Amount                                                                                   1
- --------------                                                                           ----------
$      750,000  Marriott Corp., 9% Sr. Nts., Series I, 5/24/95.........................  $  761,250
     3,200,000  Station Casinos, Inc., 9.625% Sr. Sub. Nts., 6/1/03....................   3,216,000
                                                                                         ----------
                                                                                          3,977,250
                                                                                         ----------
                HEALTHCARE/MEDICAL PRODUCTS--.9%
     1,800,000  Eye Care Centers of America, Inc., Units(3)............................   1,836,000
       770,000  Multicare Cos., Inc. (The), 12.50% Sr. Sub. Nts., 7/1/02...............     885,500
                                                                                         ----------
                                                                                          2,721,500
                                                                                         ----------
                HOME BUILDING/DEVELOPMENT--3.0%
     1,000,000  Hovnanian K. Enterprises, Inc., 11.25% Gtd. Sub. Nts., 4/15/02.........   1,086,250
     3,000,000  NVR, Inc., 11% Gtd. Sr. Nts., 4/15/03..................................   3,157,500
     3,150,000  Southdown, Inc., 14% Sr. Sub. Nts., Series B, 10/15/01.................   3,606,750
     1,500,000  UDC Homes, Inc., 11.75% Sr. Nts., 4/30/03..............................   1,586,250
                                                                                         ----------
                                                                                          9,436,750
                                                                                         ----------
                INFORMATION TECHNOLOGY--.4%
     1,200,000  Berg Electronics Holdings Corp., 11.375% Sr. Sub. Debs., 5/1/03........   1,248,000
                                                                                         ----------
                MANUFACTURING-DIVERSIFIED--4.0%
     2,000,000  Collins & Aikman Group, Inc., 11.875% Sr. Sub. Debs., 6/1/01...........   1,960,000
     1,800,000  Foamex LP/Foamex Capital Corp., 11.25% Sr. Nts., 10/1/02...............   1,948,500
     1,000,000  Haynes International, Inc., 13.50% Sr. Sub. Nts., 8/15/99..............     995,000
     1,500,000  Hoover Group, Inc., 13% Sr. Sub. Debs., 11/15/98.......................   1,537,500
     3,000,000  Imo Industries, Inc., 12.25% Sr. Sub. Debs., 8/15/97...................   3,037,500
     3,000,000  Insilco Corp., 10.375% Sr. Sec. Nts., 7/1/97...........................   3,030,000
                                                                                         ----------
                                                                                         12,508,500
                                                                                         ----------
                METALS/MINING--1.3%
     4,000,000  Carbide/Graphite Group, Inc., 11.50% Sr. Nts., 9/1/03..................   4,160,000
                                                                                         ----------
                OIL AND GAS-EQUIPMENT AND SERVICES--.4%
     1,000,000  OPI International, Inc., 12.875% Gtd. Sr. Nts., 7/15/02................   1,150,000
                                                                                         ----------
                OIL AND GAS-EXPLORATION AND PRODUCTION--2.5%
                Mesa Capital Corp.:
     1,003,000  0%/12.75% Disc. Nts., 6/30/96(1).......................................     832,490
     3,894,000  0%/12.75% Sec. Disc. Nts., 6/30/98(1)..................................   3,319,635
                Presidio Oil Co.:
     1,000,000  11.50% Sr. Sec. Nts., Series A, 9/15/00(3).............................   1,052,500
     2,550,000  13.85% Sr. Gas Indexed Nts., Series A, 7/15/02(2)(3)...................   2,639,250
                                                                                         ----------
                                                                                          7,843,875
                                                                                         ----------
                OIL AND GAS-REFINING--.3%
     1,000,000  Wainoco Oil Corp., 12% Sr. Nts., 8/1/02................................   1,052,500
                                                                                         ----------
                PUBLISHING--1.2%
     6,850,000  Bell & Howell Holdings Co., 0%/11.50% Sr. Disc. Debs., Series B,
                  3/1/05(1)............................................................   3,647,625
                                                                                         ----------

Oppenheimer Multi-Sector Income Trust

                CORPORATE SECTOR (CONTINUED)
                CORPORATE BONDS AND NOTES (CONTINUED)
                RETAIL-FOOD AND DRUG--1.2%                                                 Market
     Face                                                                                Value-Note
    Amount                                                                                   1
- --------------                                                                           ----------
$    1,000,000  Grand Union Co., 11.25% Sr. Nts., 7/15/00..............................  $1,060,000
     3,000,000  Purity Supreme, Inc., 11.75% Sr. Sec. Nts., Series B, 8/1/99...........   2,895,000
                                                                                         ----------
                                                                                          3,955,000
                                                                                         ----------
                RETAIL-SPECIALTY--3.6%
     1,100,000  AnnTaylor, Inc., 0%/14.375% Sr. Sub. Disc. Nts., 7/15/99(1)............   1,182,500
     2,000,000  Brylane LP/Brylane Capital Corp., 10% Sr. Sub. Nts., 9/1/03(3).........   2,045,000
     2,500,000  Cole National Corp., 11.25% Sr. Nts., 10/1/01..........................   2,493,750
     1,000,000  Finlay Enterprises, Inc., 0%/12% Sr. Disc. Debs., 5/1/05(1)............     590,000
     1,500,000  Finlay Fine Jewelry Corp., 10.625% Sr. Nts., 5/1/03....................   1,511,250
       410,000  I.C.H. Corp., 16.50% Sr. Sub. Debs., 12/31/94..........................     422,813
     3,000,000  Musicland Group, Inc. (The), 9% Sr. Sub. Nts., 6/15/03.................   3,052,500
                                                                                         ----------
                                                                                         11,297,813
                                                                                         ----------
                SERVICES--1.0%
     3,250,000  Envirotest Systems Corp., 9.625% Sr. Sub. Nts., 4/1/03.................   3,306,875
                                                                                         ----------
                TELECOMMUNICATIONS--1.0%
     2,000,000  Cellular, Inc., 0%/11.75% Sr. Sub. Disc. Nts., 9/1/03(1)...............   1,300,000
     2,500,000  Horizon Cellular Telephone LP/Horizon Finance Corp., 0%/11.375% Sr.
                  Sub. Disc. Nts., 10/10/00(1)(3)......................................   1,750,000
                                                                                         ----------
                                                                                          3,050,000
                                                                                         ----------
                TEXTILES/APPAREL--.9%
     2,750,000  Consoltex Group, Inc., 11% Gtd. Sr. Sub. Nts., Series A, 10/1/03(3)....   2,763,750
       115,000  Farley, Inc., 0% Sub. Debs., 12/30/12..................................      12,650
                                                                                         ----------
                                                                                          2,776,400
                                                                                         ----------
                                                                                         142,144,484
                                                                                         ----------
                Total Corporate Sector (Cost $142,269,379).............................  147,234,893
                                                                                         ----------
                INTERNATIONAL SECTOR--21.2%
                SHORT-TERM FOREIGN GOVERNMENT OBLIGATIONS--2.2%
   +23,048,450  United Mexican States Treasury Bills, 0%, 3/3/94.......................   7,030,697
                                                                                         ----------
                LONG-TERM FOREIGN GOVERNMENT OBLIGATIONS--11.8%
    +9,275,000  Canada (Government of) Bonds, Series A37, 10.50%, 3/1/01(5)............   8,548,767
    +5,723,955  First Australia National Mortgage Acceptance Corp. Ltd. Bonds, Series
                  22, 11.40%, 12/15/01.................................................   4,431,242
+2,000,000,000  Italy (Republic of) Treasury Bonds, 11.50%, 3/1/98(5)..................   1,339,954
   +11,080,000  Queensland (Government of) Development Authority Global Transferable
                  Registered Nts., 10.50%, 5/15/03.....................................   9,366,611
  +600,000,000  Spain (Kingdom of) Bonds, 10.25%, 11/30/98(5)..........................   4,835,718
   +12,500,000  Treasury Corp. of Victoria Gtd. Bonds, 8.25%, 10/15/03.................   9,057,338
                                                                                         ----------
                                                                                         37,579,630
                                                                                         ----------
                SHORT-TERM FOREIGN CORPORATE BONDS AND NOTES--3.0%
                Citibank:
     1,243,500  23% CD, 12/7/93(4).....................................................   3,017,975
     1,429,400  17.35% CD, 7/28/94(4)..................................................   3,469,154
     1,228,200  17% CD, 8/10/94(4).....................................................   2,980,841
                                                                                         ----------
                                                                                          9,467,970
                                                                                         ----------

Oppenheimer Multi-Sector Income Trust

                INTERNATIONAL SECTOR (CONTINUED)
                LONG-TERM FOREIGN CORPORATE BONDS AND NOTES--4.2%                          Market
     Face                                                                                Value-Note
    Amount                                                                                   1
- --------------                                                                           ----------
$    2,074,000  Citibank, 17.20% CD, 12/2/94(4)........................................  $5,033,598
   +10,000,000  Montreal, Canada (City of) Bonds, 9%, 3/17/03..........................   8,120,647
                                                                                         ----------
                                                                                         13,154,245
                                                                                         ----------
                Total International Sector ($64,607,623)...............................  67,232,542
                                                                                         ----------
                MORTGAGE-BACKED SECTOR--13.9%
                AGENCY-FULL FAITH AND CREDIT--4.6%
                Government National Mortgage Assn.:
       857,445  12%, 11/20/13..........................................................     999,685
       585,143  12%, 2/20/15...........................................................     681,656
       529,841  12%, 9/20/15...........................................................     617,232
    11,362,438  9%, 1/15/22............................................................  12,138,947
                                                                                         ----------
                                                                                         14,437,520
                                                                                         ----------
                AGENCY-GOVERNMENT SPONSORED--9.3%
                Federal Home Loan Mortgage Corp. Certificates of Participation:
     1,489,910  12%, 5/1/10............................................................   1,695,548
       863,832  12%, 10/1/11...........................................................     982,842
        99,259  12%, 8/1/13............................................................     112,934
     1,675,262  12%, 8/1/14............................................................   1,904,203
       531,917  12%, 10/1/14...........................................................     605,199
       648,764  12%, 6/1/15............................................................     737,177
                Federal National Mortgage Assn.:
     2,977,784  13%, 6/1/15............................................................   3,431,807
    19,489,048  7%, 8/1/23.............................................................  20,037,177
                                                                                         ----------
                                                                                         29,506,887
                                                                                         ----------
                Total Mortgage-Backed Sector (Cost $42,550,896)........................  43,944,407
                                                                                         ----------
                MUNICIPAL SECTOR--1.3%
     3,500,000  New York State Environmental Facilities Corp. State Service Contract
                  Taxable Revenue Bonds, Series A, 9.625%, 3/15/21 (Cost $3,376,250)...   3,976,199
                                                                                         ----------

Total Investments, at Value (Cost $289,557,975)..............................      94.8%  300,190,285
Other Assets Net of Liabilities..............................................        5.2   16,456,217
                                                                               ---------  -----------
Net Assets...................................................................     100.0%  $316,646,502
                                                                               ---------  -----------
                                                                               ---------  -----------

 +Face amount is reported in foreign currency

 *Non-income producing security.

(1)Represents a zero coupon bond that converts to a fixed rate of interest at a designated future date.

(2)Represents the current interest rate for a variable rate security.

(3)Restricted security--See Note 5 of Notes to Financial Statements.

(4)Indexed instrument for which the principal amount due at maturity is affected by the relative value of a foreign currency.

(5)Securities with an aggregate market value of $14,724,439 are segregated to collateralize outstanding forward foreign currency exchange contracts. See
   Note 6 of Notes to Financial Statements.

See accompanying Notes to Financial Statements.

STATEMENT OF ASSETS AND LIABILITIES October 31, 1993
Oppenheimer Multi-Sector Income Trust

ASSETS:
Investments, at value (cost $289,557,975)--see accompanying statement.................  $300,190,285
Unrealized appreciation on forward foreign currency exchange contracts--Note 6........      250,675
Cash..................................................................................       41,994
Receivables:
  Investments sold....................................................................   12,990,891
  Interest and dividends..............................................................    6,252,601
Other.................................................................................        8,787
                                                                                        -----------
    Total assets......................................................................  319,735,233
                                                                                        -----------
LIABILITIES:
Payables and other liabilities:
  Investments purchased...............................................................    2,727,968
  Management and administrative fees--Note 4..........................................       95,982
  Other...............................................................................      264,781
                                                                                        -----------
    Total liabilities.................................................................    3,088,731
                                                                                        -----------
NET ASSETS............................................................................  $316,646,502
                                                                                        -----------
                                                                                        -----------
COMPOSITION OF NET ASSETS:
Par value of shares of beneficial interest............................................  $   288,961
Additional paid-in capital............................................................  321,060,552
Undistributed net investment income...................................................    2,722,769
Accumulated net realized loss from investment, written option and foreign currency transactions........................................................................  (18,271,193)
Net unrealized appreciation of investments--Note 3....................................   13,463,192
Net unrealized depreciation on translation of assets and liabilities denominated in
  foreign currencies..................................................................   (2,617,779)
                                                                                        -----------
NET ASSETS--Applicable to 28,896,061 shares of beneficial interest outstanding........  $316,646,502
                                                                                        -----------
                                                                                        -----------
NET ASSET VALUE PER SHARE.............................................................       $10.96
                                                                                        -----------
                                                                                        -----------

See accompanying Notes to Financial Statements.

STATEMENT OF OPERATIONS For the Year Ended October 31, 1993
Oppenheimer Multi-Sector Income Trust

INVESTMENT INCOME:
Interest...............................................................................  $32,387,279
Dividends..............................................................................   1,804,022
                                                                                         ----------
    Total income.......................................................................  34,191,301
                                                                                         ----------
EXPENSES:
Management fees--Note 4................................................................   1,997,081
Administrative fees--Note 4............................................................     614,792
Transfer agent and accounting services fees--Note 4....................................     124,050
Shareholder reports....................................................................     122,578
Trustees' fees and expenses............................................................      66,114
Legal and auditing fees................................................................      60,433
Custodian fees and expenses............................................................      11,833
Other..................................................................................      63,686
                                                                                         ----------
    Total expenses.....................................................................   3,060,567
                                                                                         ----------
NET INVESTMENT INCOME..................................................................  31,130,734
                                                                                         ----------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
Net realized gain on investments.......................................................   8,167,129
                                                                                         ----------
Net change in unrealized appreciation of investments:
  Beginning of year....................................................................   6,536,557
  End of year--Note 3..................................................................  13,463,192
                                                                                         ----------
    Net change.........................................................................   6,926,635
                                                                                         ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS........................................  15,093,764
                                                                                         ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS BEFORE FOREIGN EXCHANGE LOSS......  46,224,498
                                                                                         ----------
REALIZED AND UNREALIZED FOREIGN EXCHANGE GAIN (LOSS):
Net realized loss on foreign currency transactions.....................................  (4,523,703)
                                                                                         ----------
Net change in unrealized depreciation on translation of assets and liabilities denominated in foreign currencies:
  Beginning of year....................................................................  (4,323,920)
  End of year..........................................................................  (2,617,779)
                                                                                         ----------
    Net change.........................................................................   1,706,141
                                                                                         ----------
NET REALIZED AND UNREALIZED FOREIGN EXCHANGE LOSS......................................  (2,817,562)
                                                                                         ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...................................  $43,406,936
                                                                                         ----------
                                                                                         ----------

See accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Oppenheimer Multi-Sector Income Trust

                                                                                                Year Ended October 31,
                                                                                            ------------------------------
                                                                                                 1993            1992
                                                                                            --------------  --------------
OPERATIONS:
Net investment income.....................................................................  $   31,130,734  $   30,211,615
Net realized gain on investments..........................................................       8,167,129       2,703,234
Net realized loss from foreign currency transactions......................................      (4,523,703)     (1,966,753)
Net change in unrealized appreciation or depreciation of investments......................       6,926,635       1,838,244
Net change in unrealized appreciation or depreciation on translation of assets and
  liabilities denominated in foreign currencies...........................................       1,706,141      (4,825,420)
                                                                                            --------------  --------------
  Net increase in net assets resulting from operations....................................      43,406,936      27,960,920
DIVIDENDS TO SHAREHOLDERS FROM NET INVESTMENT INCOME
  ($1.01 and $1.164 per share, respectively)..............................................     (29,034,475)    (33,141,489)
BENEFICIAL INTEREST TRANSACTIONS:
Proceeds from shares issued to shareholders in reinvestment of dividends..................       2,906,011       2,980,156
                                                                                            --------------  --------------
    Total increase (decrease) in net assets...............................................      17,278,472      (2,200,413)
NET ASSETS:
Beginning of year.........................................................................     299,368,030     301,568,443
                                                                                            --------------  --------------
End of year (including undistributed net investment income of
  $2,722,769 and $626,510, respectively)..................................................  $  316,646,502  $  299,368,030
                                                                                            --------------  --------------
                                                                                            --------------  --------------

See accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Oppenheimer Multi-Sector Income Trust

                                                                       Year Ended October 31,
                                         ----------------------------------------------------------------------------------
                                             1993          1992          1991          1990          1989         1988+
                                         ------------  ------------  ------------  ------------  ------------  ------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period...  $     10.46   $     10.64   $      9.88   $     10.63   $     11.17   $     11.16
                                         ------------  ------------  ------------  ------------  ------------  ------------
Income from investment operations:
  Net investment income................         1.08          1.06          1.11          1.15          1.12           .64
  Net realized and unrealized gain
    (loss) on investments, options
    written and foreign currencies.....          .43          (.08 )         .82          (.78 )        (.52 )         .05
                                         ------------  ------------  ------------  ------------  ------------  ------------
    Total income from investment
      operations.......................         1.51           .98          1.93           .37           .60           .69
                                         ------------  ------------  ------------  ------------  ------------  ------------
Dividends and distributions to
 shareholders:
  Dividends from net investment
    income.............................        (1.01 )       (1.16 )       (1.07 )       (1.10 )       (1.13 )        (.59 )
  Distributions from net realized gain
    on investments, options written and
    foreign currencies.................           --            --          (.10 )        (.02 )        (.01 )        (.06 )
                                         ------------  ------------  ------------  ------------  ------------  ------------
    Total dividends and distributions
      to shareholders..................        (1.01 )       (1.16 )       (1.17 )       (1.12 )       (1.14 )        (.65 )
Offering costs.........................           --            --            --            --            --          (.03 )
                                         ------------  ------------  ------------  ------------  ------------  ------------
Net asset value, end of period.........  $     10.96   $     10.46   $     10.64   $      9.88   $     10.63   $     11.17
                                         ------------  ------------  ------------  ------------  ------------  ------------
                                         ------------  ------------  ------------  ------------  ------------  ------------
Market value, end of period............  $     11.25   $     11.13   $     11.13   $      9.38   $     10.13   $     11.50
TOTAL RETURN, AT MARKET VALUE***.......        11.10 %       11.48 %       33.05 %        4.09 %       (1.86 )%        6.08 %
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in
 thousands)............................  $   316,647   $   299,368   $   301,568   $   278,511   $   299,673   $   314,656
Average net assets (in thousands)......  $   307,244   $   303,773   $   289,681   $   290,533   $   307,735   $   311,254
Number of shares outstanding at end of
 period (in thousands).................       28,896        28,625        28,347        28,194        28,194        28,162
Ratios to average net assets:
  Net investment income................        10.13 %        9.95 %       10.80 %       11.16 %       10.28 %        9.80 %*
  Expenses.............................         1.00 %        1.11 %        1.16 %++        1.03 %        1.03 %        1.01 %*
Portfolio turnover rate**..............        131.3 %        95.9 %        59.7 %        85.7 %       162.0 %        60.1 %

  * Annualized.
 ** The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the year ended October 31, 1993 were $363,636,354 and $371,093,886, respectively.
*** Assumes a hypothetical purchase at the current market price on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and a sale at the current market price on the last business day of the period.
  + For the period from March 31, 1988 (commencement of operations) to October
    31, 1988.
 ++ Includes $.01 per share of federal excise tax expense. The expense ratio, exclusive of federal excise tax expense, was 1.10%.

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
Oppenheimer Multi-Sector Income Trust

1. SIGNIFICANT ACCOUNTING POLICIES
Oppenheimer Multi-Sector Income Trust (the Trust) is registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company. The Trust's investment adviser is Oppenheimer Management Corporation (the Manager). The following is a summary of significant accounting policies consistently followed by the Trust.

INVESTMENT VALUATION--Portfolio securities are valued at 4:00 p.m. (New York time) on the last day of each week on which day the New York Stock Exchange is open. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or asked price or the last sale price on the prior trading day. Long-term debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Long-term debt securities which cannot be valued by the approved portfolio pricing service are valued by averaging the mean between the bid and asked prices obtained from two active market makers in such securities. Short-term debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Securities for which market quotes are not readily available are valued under procedures established by the Board of Trustees to determine fair value in good faith. Forward foreign currency contracts are valued at the forward rate on a daily basis.

SECURITY CREDIT RISK--The Trust invests in high yield securities, which may be subject to a greater degree of credit risk, greater market fluctuations and risk of loss of income and principal, and may be more sensitive to economic conditions than lower yielding, higher rated fixed income securities. The Trust may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default. At October 31, 1993, securities with an aggregate market value of $3,379,000, representing 1.06% of the Trust's total assets, were in default.

FOREIGN CURRENCY TRANSLATION--The accounting records of the Trust are maintained in U.S. dollars. Prices of securities denominated in non-U.S. currencies are translated into U.S. dollars at the closing rates of exchange. Amounts related to the purchase and sale of securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions. The net gain or loss resulting from changes in the foreign currency exchange rates is reported separately in the Statement of Operations.

The Trust generally enters into forward foreign currency exchange contracts as a hedge, upon the purchase or sale of a security denominated in a foreign currency. In addition, the Trust may enter into such contracts as a hedge against changes in foreign currency exchange rates on portfolio positions. A forward exchange contract is a commitment to purchase or sell a foreign currency at a future date, at a negotiated rate. Risks may arise from the potential inability of the counterparty to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

REPURCHASE AGREEMENTS--The Trust requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Trust may be delayed or limited.

FEDERAL INCOME TAXES--The Trust intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income tax provision is required. At October 31, 1993, the Trust had available for federal income tax purposes an unused capital loss carryover of

Oppenheimer Multi-Sector Income Trust

approximately $9,200,000, $6,700,000 of which will expire in 1998 and $2,500,000 in 1999.

TRUSTEES' FEES AND EXPENSES--The Trust has adopted a nonfunded retirement plan for the Trust's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. During the year ended October 31, 1993, a provision of $18,391 was made for the Trust's projected benefit obligations, resulting in an accumulated liability of $117,741 at October 31, 1993. No payments have been made under the plan.

DISTRIBUTIONS TO SHAREHOLDERS--The Trust intends to declare and pay dividends from net investment income monthly. Distributions from net realized gains on investments, if any, will be made at least once each year.

OTHER--Investment transactions are accounted for on the date the investments are purchased or sold (trade date) and dividend income is recorded on the ex-dividend date. Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes. Dividends in kind are recognized as income on the ex-dividend date, at the current market value of the underlying security. Interest on payment-in-kind debt instruments is accrued as income at the coupon rate and a market adjustment is made on the ex-date.

2. SHARES OF BENEFICIAL INTEREST
The Trust has authorized an unlimited number of $.01 par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

                                        Year Ended
                                       October 31,
                                   --------------------
                                     1993       1992
                                   ---------  ---------
Net increase in shares from
  dividends reinvested...........    271,391    277,602
                                   ---------  ---------
                                   ---------  ---------

3. UNREALIZED GAINS AND LOSSES ON INVESTMENTS
At October 31, 1993, net unrealized appreciation of investments of $13,463,192 was composed of gross appreciation of $16,008,690, and gross depreciation of $2,545,498.

4. MANAGEMENT AND ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES Management fees paid to the Manager were in accordance with the investment advisory agreement with the Trust which provides for an annual fee of .65% on the Trust's net assets.

Mitchell Hutchins Asset Management Inc. serves as theTrust's Administrator. The Trust pays the Administrator an annual fee of .20% of the Trust's net assets.

The Manager acts as the accounting agent for the Trust at an annual fee of $24,000, plus out-of-pocket costs and expenses reasonably incurred.

Shareholder Financial Services, Inc. (SFSI), a wholly owned subsidiary of the Manager, is the transfer agent and registrar for the Trust. Fees paid to SFSI are based on the number of accounts and the number of shareholder transactions, plus out-of-pocket costs and expenses.

Oppenheimer Multi-Sector Income Trust

            5. RESTRICTED SECURITIES
            The Trust owns securities purchased in private placement transactions, without registration under the Securities Act of 1933 (the Act).The securities are valued under methods approved by the Board of Trustees as reflecting fair value. The Trust intends to invest no more than 10% of its net assets (determined at the time of purchase) in restricted and illiquid securities, excluding securities eligible for resale pursuant to Rule 144A of the Act that are determined to be liquid by the Board of Trustees or by the Manager under Board-approved guidelines. Restricted and illiquid securities amount to $3,111,723, or .98% of the Fund's net assets, at October 31, 1993.

                                                                                       Valuation Per Unit
                                                         Acquisition                    as of October 31,
Security                                                     Date       Cost Per Unit         1993
- ------------------------------------------------------  --------------  -------------  -------------------
Brylane LP/Brylane Capital Corp., 10% Sr. Sub. Nts.,
 9/1/03+..............................................         8/20/93    $    99.22        $  102.25
Card Establishment Services, Inc., 10% Sr. Sub. Nts.,
 10/1/03+.............................................  10/5/93-10/28/93       101.68          103.75
Coleman Holdings, Inc., 0% Sr. Sec. Disc. Nts.,
 5/27/98+.............................................  7/15/93-8/18/93        60.54            62.88
Consoltex Group, Inc., 11% Gtd. Sr. Sub. Nts., Series
 A, 10/1/03+..........................................         9/23/93        100.00           100.50
Eye Care Centers of America, Inc., Units+.............         9/28/93        100.00           102.00
Gillett Holdings, Inc., Cl. 1 Common Stock............         12/1/92         10.50            22.25
Hellicon Group, 9% Sr. Sec. Nts., 11/1/03+............        10/20/93         95.01            96.25
Horizon Cellular Telephone LP/Horizon Finance Corp.,
 0%/11.375% Sr. Sub. Disc. Nts., 10/10/00+............  9/24/93-10/4/93        64.52            70.00
Interco, Inc., 9% Sec. Nts., Series B, 6/1/04.........        10/14/92         91.50            98.50
Presidio Oil Co.:
  11.50% Sr. Sec. Nts., Series A, 9/15/00+............          8/3/93        100.00           105.25
  13.85% Sr. Gas Indexed Nts., Series A, 7/15/02+.....         2/23/93         80.00           103.50
Purity Supreme, Inc. Wts., Exp. 8/97..................         7/29/92       --                   .02
Specialty Foods Corp., 10.75% Sr. Nts., 8/15/01+......         8/10/93        100.00           101.50
Triangle Wire & Cable, Inc., 13.50% Sr. Nts.,
 1/15/02..............................................         1/13/92        100.00            24.00
Triangle Wire & Cable, Inc. Wts., Exp. 1/98...........         1/13/92       --                   .01

             + Transferable under Rule 144A of the Act.

            6. FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS
            At October 31, 1993, the Trust had outstanding forward exchange currency contracts to purchase and sell foreign currencies as follows:

                              Expiration                      Valuation as of   Unrealized Appreciation
Contracts to Purchase:           Date       Contract Amount  October 31, 1993        (Depreciation)
- ---------------------------  -------------  ---------------  -----------------  ------------------------
Canadian Dollar............     11/5/93       $12,114,788       $12,108,101            $   (6,687)
                                            ---------------  -----------------
                                            ---------------  -----------------

Contracts to Sell:
- ---------------------------
Canadian Dollar............     11/5/93       $25,019,365       $24,443,231               576,134
Italian Lira...............    11/12/93         1,277,217         1,277,225                    (8)
Spanish Peseta.............     11/8/93         1,997,658         2,153,098              (155,440)
Spanish Peseta.............    11/16/93         2,114,325         2,277,649              (163,324)
                                            ---------------  -----------------           --------
                                              $30,408,565       $30,151,203            $  250,675
                                            ---------------  -----------------           --------
                                            ---------------  -----------------           --------

INDEPENDENT AUDITORS' REPORT
Oppenheimer Multi-Sector Income Trust

            The Board of Trustees and Shareholders of
            Oppenheimer Multi-Sector Income Trust:

We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer Multi-Sector Income Trust as of October 31, 1993, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended and the period from March 31, 1988 (commencement of operations) to October 31, 1988. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 1993 by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer Multi-Sector Income Trust as of October 31, 1993, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended and the period from March 31, 1988 (commencement of operations) to October 31, 1988, in conformity with generally accepted accounting principles.

                                                 KPMG PEAT MARWICK

                                                 Denver, Colorado
                                                 November 19, 1993

FEDERAL INCOME TAX INFORMATION (Unaudited)
Oppenheimer Multi-Sector Income Trust

In early 1994, shareholders will receive information regarding all dividends and distributions paid to them by the Trust during calendar year 1993. Regulations of the U.S. Treasury Department require the Trust to report this information to the Internal Revenue Service.

Dividends paid by the Trust during the fiscal year ended October 31, 1993 which are not designated as capital gain distributions should be multiplied by 6.41% to arrive at the net amount eligible for the corporate dividend-received deduction.

The foregoing information is presented to assist shareholders in reporting distributions received from the Trust to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax adviser for specific guidance.

Oppenheimer Multi-Sector Income Trust

GENERAL INFORMATION CONCERNING THE TRUST

Oppenheimer Multi-Sector Income Trust (the "Trust") is a closed-end diversified management investment company with a primary investment objective of seeking high current income consistent with preservation of capital. The Trust's secondary investment objective is capital appreciation. In seeking its objectives, the Trust will allocate its assets among at least three of the following seven fixed-income sectors: U.S. Government, Corporate, International, Asset-Backed, Municipal, Convertible and Money Market. Current income, preservation of capital and, secondarily, possible captial appreciation will be considerations in the allocation of assets among such sectors. The Trust may also engage in certain special investment techniques, including repurchase transactions, when-issued and delayed delivery transactions and hedging. The investment adviser to the Trust is Oppenheimer Management Corporation (the "Adviser").

RECENT CHANGES IN INVESTMENT POLICIES, RESTRICTIONS AND TECHNIQUES

The following non-fundamental changes to the Trust's investment policies, restrictions and special investment techniques were approved by the Trust's Board of Trustees.

PERCENTAGE OF INVESTMENTS AMONG SECTORS--The Trust may invest any percentage of its assets among three or more of the investment sectors listed above. Previously, the maximum assets that could have been allocated at any one time to specific investment sectors were as follows: U.S. Government--90%; Corporate and Money Market--50%; and all others--25%. By virtue of eliminating the foregoing percentage requirements, the Trust may increase its investments in any one or more sectors, including the International sector which consists of debt obligations issued by foreign governments, their political subdivisions, agencies or instrumentalities, including supranational entities, debt obligations issued by foreign corporations and debt obligations issued by U.S. corporations denominated in non-U.S. currencies (collectively, "Foreign Securities"). Investment in Foreign Securities involves considerations and risks not associated with investment in securities of U.S. issuers. For example, foreign issuers are not required to use generally accepted accounting principles, or, if their securities are not registered under the Securities Act of 1933, comply with the disclosure requirements of the Securities Exchange Act of 1934. The values of foreign securities investments will be affected by incomplete or inaccurate information available as to foreign issuers, changes in currency rates, exchange control regulations or currency blockage, expropriation or nationalization of assets, application of foreign tax laws, changes in governmental administration or economic or monetary policy in the U.S. or abroad, or changed circumstances between nations.

RATINGS OF INVESTMENTS--The Trust is permitted to invest in unrated securities and securities in any rating category in the International sector and Corporate sector, which includes non-convertible debt obligations of U.S. corporate issuers provided, that, investments in securities rated lower than investment grade ("Baa" by Moody's Investors Service, Inc. ("Moody's") or "BBB" by Standard & Poor's Corporation ("S&P")) may not exceed 60% of the Trust's total assets, with no more than 30% of the Trust's total assets being invested in Foreign Securities rated lower than investment grade. Previously, Foreign Securities were required to be rated "A" or better by Moody's or S&P or, if unrated, of comparable quality, at the time of purchase by the Trust, and investments by the Trust in securities in the Corporate sector rated "C" by Moody's or "D" by S&P were limited to 5% of the Trust's total assets.

The Trust's ability to increase its investments in high yield securities will enable it to seek higher investment return. However, high yield securities, whether rated or unrated, may be subject to greater market fluctuations and risks of loss of income and principal and may have less liquidity than lower yielding, higher-rated fixed-income securities. Principal risks of high yield securities include (i) limited liquidity and secondary market

Oppenheimer Multi-Sector Income Trust

support, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination of the holder's claims to the prior claims of banks and other senior lenders in bankruptcy proceedings, (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates, whereby the holder might receive redemption proceeds at times when only lower-yielding portfolio securities are available for investment, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service, and (vi) the issuer's low creditworthiness and potential for insolvency during periods of rising interest rates and economic downturn.

FOREIGN INVESTMENT CONCENTRATION--The percentage concentration by the Trust in investments in any one country, except the United States, has been set by the Board. The Trust may not invest more than 15% of its total assets in Foreign Securities of any one country. Previously, the Trust's investments in Foreign Securities, in the aggregrate, could not exceed 25% of its total assets.

HEDGING AND INTEREST RATE SWAP TRANSACTIONS--The Trust is permitted to use certain hedging instruments to attempt to protect against possible declines in the market value of the Trust's portfolio from downward trends in debt securities markets (generally due to a rise in interest rates), to protect the Trust's unrealized gains in the value of its debt securities which have appreciated, to facilitate selling debt securities for investment reasons, to establish a position in the debt securities markets as a temporary substitute for purchasing particular debt securities, or to reduce the risk of adverse currency fluctuations. One of the hedging instruments the Trust may now employ is interest rate swaps, which involve the exchange by the Trust with another party of their respective commitments to pay or receive interest on a security (e.g., an exchange of floating rate payments for fixed rate payments). The Trust will not use interest rate swaps for leverage. Swap transactions will be entered into only as to security positions held by the Trust. The Trust may not enter into swap transactions with respect to more than 25% of its total assets. The Trust will segregate liquid assets (e.g., cash, U.S. Government Securities or other appropriate high grade debt obligations) equal to the net excess, if any, of its obligations over its entitlements under the swap and will mark to market that amount daily. There is a risk of loss on a swap equal to the net amount of interest payments that the Trust is contractually obligated to make. The credit risk of an interest rate swap depends on the counterparty's ability to perform. The value of the swap may decline if the counterparty's creditworthiness deteriorates. If the counterparty defaults, the Trust risks the loss of the net amount of interest payments that it is contractually entitled to receive. The Trust may be able to reduce or eliminate its exposure to losses under swap agreements either by assigning them to another party, or by entering into an offsetting swap agreement with the same counterparty or another creditworthy party.

PORTFOLIO MANAGEMENT OF THE TRUST

Robert E. Patterson, Carol E. Wolf, Arthur J. Zimmer, Ashwin K. Vasan and Thomas
P. Reedy, each a Vice President and Portfolio Manager of the Trust, are the persons principally responsible for the day-to-day management of the Trust's portfolio. Effective August 19, 1993, Messrs. Vasan and Reedy were appointed Vice Presidents and Portfolio Managers of the Trust, replacing Arthur P. Steinmetz and David P. Negri. Messrs. Vasan and Reedy also serve as Vice Presidents of the Adviser and officers of certain other OpppenheimerFunds. Mr. Vasan previously served as a securities analyst for the Adviser, prior to which he was a securities analyst for Citibank, N.A. Mr. Reedy previously served as a securities analyst for the Adviser.

DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN

Pursuant to the Trust's Dividend Reinvestment and Cash Purchase Plan (the "Plan"), as to shares of the Trust ("Shares") not registered in nominee name, all dividends and capital gains distributions ("Distributions") declared by the Trust will be

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Oppenheimer Multi-Sector Income Trust

automatically reinvested in additional full and fractional Shares unless a shareholder elects to receive cash. If Shares are registered in nominee name, the shareholder should consult the nominee if the shareholder desires to participate in the Plan. Shareholders that participate in the Plan ("Participants") may, at their option, make additional cash investments in Shares, semi-annually in amounts of at least $100, through payment to Shareholder Financial Services, Inc., the agent for the Plan (the "Agent"), accompanied by a service fee of $.75.

Depending upon the circumstances hereinafter described, Plan Shares will be acquired by the Agent for the Participant's account through receipt of newly issued Shares or the purchase of outstanding Shares on the open market. If the market price of Shares on the relevant date (normally the payment date) equals or exceeds their net asset value, the Agent will ask the Trust for payment of the Distribution in additional Shares at the greater of the Trust's net asset value determined as of the date of purchase or 95% of the then-current market price. If the market price is lower than net asset value, the Distribution will be paid in cash, which the Agent will use to buy Shares on The New York Stock Exchange (the "NYSE"), or otherwise on the open market to the extent available. If the market price exceeds the net asset value before the Agent has completed its purchases, the average purchase price per Share paid by the Agent may exceed the net asset value, resulting in fewer Shares being acquired than if the Distribution had been paid in Shares issued by the Trust.

Participants may elect to withdraw from the Plan at any time and thereby receive cash in lieu of Shares by sending appropriate written instructions to the Agent. Elections received by the Agent will be effective only if received more than ten days prior to the record date for any Distribution; otherwise, such termination will be effective shortly after the investment of such Distribution with respect to any subsequent Distribution. Upon withdrawal from or termination of the Plan, all Shares acquired under the Plan will remain in the Participant's account unless otherwise requested. For full Shares, the Participant may either: (1) receive without charge a share certificate for such Shares; or (2) request the Agent (after receipt by the Agent of signature guaranteed instructions by all registered owners) to sell the Shares acquired under the Plan and remit the proceeds less any brokerage commissions and a $2.50 service fee. Fractional Shares may either remain in the Participant's account or be reduced to cash by the Agent at the current market price with the proceeds remitted to the Participant. Shareholders who have previously withdrawn from the Plan may rejoin at any time by sending written instructions signed by all registered owners to the Agent.

There is no direct charge for participation in the Plan; all fees of the Agent are paid by the Trust. There are no brokerage charges for Shares issued directly by the Trust. However, each Participant will pay a pro rata share of brokerage commissions incurred with respect to open market purchases of Shares to be issued under the Plan. Participants will receive tax information annually for their personal records and to assist in federal income tax return preparation. The automatic reinvestment of Distributions does not relieve Participants of any income tax that may be payable on Distributions.

The Plan may be terminated or amended at any time upon 30 days' prior written notice to Participants which, with respect to a Plan termination, must precede the record date of any Distribution by the Trust. Additional information concerning the Plan may be obtained by shareholders holding Shares registered directly in their names by writing the Agent, Shareholder Financial Services, Inc., P.O. Box 173673, Denver, CO 80217-3673 or by calling 1-800-647-7374.
Shareholders holding Shares in nominee name should contact their brokerage firm or other nominee for more information.

SHAREHOLDER INFORMATION

The Shares are traded on the NYSE. Daily market prices for the Trust's shares are published in the New York Stock Exchange Composite

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Oppenheimer Multi-Sector Income Trust

Transaction section of newspapers under the designation "OppenMlti." The Trust's NYSE trading symbol is OMS. Weekly net asset value (NAV) and market price information about the Trust is published each Monday in THE WALL STREET JOURNAL and THE NEW YORK TIMES and each Saturday in BARRON'S, and other newspapers in a table called "Closed-End Bond Funds."

OTHER INFORMATION

Except as set forth above, since February 26, 1993 (the effective date of the Trust's registration statement), there have been no (i) material changes in the Trust's investment objectives or policies, (ii) changes in the Trust's declaration of trust or by-laws that would delay or prevent a change in control of the Trust, (iii) material changes in the principal risk factors associated with investment in the Trust and (iv) changes in persons who are primarily responsible for the day-to-day management of the Trust's portfolio.

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